UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: December 8, 2009

ABAKAN INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-52784	N/A
(Commission File Number)	(IRS Employer Identification Number)

Robert Miller, Chief Executive Officer

2829 Bird Avenue, Suite 12, Miami, Florida 33133
(Address of principal executive offices)

(786) 206-5368
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

(b) Effective December 7, 2009 the board of directors of Abakan Inc. (the "Company") accepted the resignation of Maria C. Maz as its chief executive officer.

(c) Effective December 8, 2009 the Company's board of directors appointed Robert Miller as its chief executive officer.

Since June of 2009 Mr. Miller has served as an officer and director of Sonnen Corporation. Sonnen is involved in the research and development of a novel process for energy generation consisting of specific materials and proprietary material combinations. He has served from 2007 as a director of LifeSpan BioSciences, Inc., a provider of reagents and services for proteomics and pathology. LifeSpan's catalogue of antibodies is used for research applications including immunoblotting, immunohistochemistry, immunofluorescence, and fluorescence-activated cell sorting. Mr. Miller is also a consultant to Prosper Financial, Inc., a management company that provides financial and corporate consulting services to start-up companies.

Mr. Miller's prior experience includes being (i) the founder and chairman of Crystallex International Corporation, a Canadian based gold producer, (ii) a director and financier of ZMAX Corporation, a "y2k" company, (iii) the founder and director of Nanovation Technologies Inc, a developer of fiber-optic products, and (iv) the principle financier and consultant to Asiamerica Equities Inc., a merchant bank that was based in Hong Kong.

The Company has not entered into any material plan or arrangement with Mr. Miller in connection with his appointment as chief executive officer.

Mr. Miller is related to Maria C. Maz by marriage, the Company's chief financial officer, principal accounting officer and a member of the board of directors.

(d) Effective December 8, 2009 the Company's board of directors appointed Robert Miller to serve on the board of directors.

Mr. Miller has not entered into any arrangement or understanding with any other persons in connection with his appointment to the Company's board of directors.

The Company has not at this time determined if Mr. Miller will serve on any standing committee.

Mr. Miller has not entered into any related transaction with the Company since the beginning of its last fiscal year.

The Company has not entered into any material plan or arrangement with Mr. Miller in connection with his appointment to the board of directors.

ITEM 5.03 AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

On November 6, 2009 the Company's board of directors passed a resolution to form a subsidiary and to enter into an agreement and plan of merger with the subsidiary to change the Company's name to reflect the shift away from Waste to Energy Group LLC (a copy of the Agreement and Plan of Merger is attached hereto). Name change to "Abakan Inc." was effective as of November 9, 2009 upon filing with the Nevada Secretary of State (a copy of the Articles of Merger is attached hereto).

Effective open of business on December 8, 2009, the Company's former symbol on the Over the Counter Bulletin Board "WTEG" was changed to "ABKI" in order to reflect the name change.

_____

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS
_____

(d) Exhibits

The exhibits required to be attached by Item 601 of Regulation S-K are filed herewith.

Exhibit No.	Page No.	Description
3(i)	Attached	Articles of Merger dated November 9, 2009
10	Attached	Agreement and Plan of Merger dated November 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abakan Inc.   *Date*

By: /s/ Robert Miller   December 8, 2009
Name: Robert Miller
Title: Chief Executive Officer

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Document Number
20090784755-27
Filing Date and Time
11/09/2009 1:30 PM
Entity Number
E0483492006-0

Filed in the office of
/s/ Ross Miller
Ross Miller
Secretary of State
State of Nevada

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 1

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to Nevada Revised Statutes Chapter 92A - excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.

Abakan Inc.
Name of merging entity

Nevada   Corporation
Jurisdiction   Entity type *

Waste to Energy Group, Inc.
Name of merging entity

Nevada   Corporation
Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

and,

Abakan Inc.
Name of surviving entity

Nevada   Corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.
Filing Fee: $350.00
This form must be accompanied by appropriate fees.

4

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 2

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

2)   Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):

        Attn:

        c/o:

3)   (Choose one)

    [ ] The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

    [X] The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4)   Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

    (a) Owner's approval was not required from

        Abakan Inc.
        Name of merging entity, if applicable

        Waste to Energy Group, Inc.
        Name of merging entity, if applicable

        Name of merging entity, if applicable

        Name of merging entity, if applicable

        and, or;

        Abakan Inc.
        Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 3

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

*   Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 4

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 5

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5)   Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

1. Name of Corporation: Abakan Inc.

6)   Location of Plan of Merger (check a or b):

   [X] (a) The entire plan of merger is attached;

   or,

   [ ] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**: November 9, 2009

*   Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A. 180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

**   A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.

Exhibit 3(i)

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF MERGER
(PURSUANT TO NRS 92A.200)
PAGE 6

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)* (if there are more than four merging entities, check box [ ] and attach an "8 1/2 x 11 " blank sheet containing the required information for each additional entity.):

Abakan Inc.
Name of merging entity

/s/ Maria Camila Maz	President	11/6/09
Signature	Title	Date

Waste to Energy Group, Inc.
Name of merging entity

/s/ Maria Camila Maz	President	11/6/09
Signature	Title	Date

Name of merging entity

Signature	Title	Date

Name of merging entity

Signature	Title	Date

Abakan Inc.
Name of surviving entity

/s/ Maria Camila Maz	President	11/6/09
Signature	Title	Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit 10

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT dated as of November 9, 2009.

BETWEEN:

Abakan Inc., a Nevada corporation, having its office at 2829 Bird Avenue, Suite 12, Miami, Florida 33133

("Abakan")

AND:

Waste to Energy Group Inc., a Nevada corporation, having its office at 2829 Bird Avenue, Suite 12, Miami, Florida 33133

("Waste to Energy")

WHEREAS:

A. Abakan is the wholly-owned subsidiary of Waste to Energy;

B. The board of directors of Abakan and Waste to Energy deem it advisable and in the best interests of their respective companies and shareholders that Abakan be merged with and into Waste to Energy, with Waste to Energy remaining as the surviving corporation under the name "Abakan Inc.";

C. The board of directors of Abakan has approved the plan of merger embodied in this Agreement; and

D. The board of directors of Waste to Energy has approved the plan of merger embodied in this Agreement.

THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto do hereby agree to merge on the terms and conditions herein provided, as follows:

1. THE MERGER

1.1 THE MERGER

Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), Abakan shall be merged with and into Waste to Energy in accordance with the applicable laws of the State of Nevada (the "MERGER"). The separate existence of Abakan shall cease, and Waste to Energy shall be the surviving corporation under the name "Abakan Inc." (the "SURVIVING CORPORATION") and shall be governed by the laws of the State of Nevada.

1.2 EFFECTIVE DATE

The Merger shall become effective on the date and at the time (the "EFFECTIVE DATE") that:

(a) the Articles of Merger, in substantially the form annexed hereto as Appendix A, that the parties hereto intend to deliver to the Secretary of State of the State of Nevada, are accepted and declared effective by the Secretary of State of the State of Nevada; and

(b) after satisfaction of the requirements of the laws of the State of Nevada.

Exhibit 10

1.3 ARTICLES OF INCORPORATION

On the Effective Date, the Articles of Incorporation of Waste to Energy, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation except that Article 1 of the Articles of Incorporation of Waste to Energy, as the Surviving Corporation, shall be amended to state that the name of the corporation is "Abakan Inc.".

1.4 BYLAWS

On the Effective Date, the Bylaws of Waste to Energy, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the bylaws of the Surviving Corporation.

1.5 DIRECTORS AND OFFICERS

The directors and officers of Waste to Energy immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, until their successors shall have been duly elected and qualified or until otherwise provided by law, the Articles of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.

2. CONVERSION OF SHARES

2.1 COMMON STOCK OF WASTE TO ENERGY

Upon the Effective Date, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock of Waste to Energy, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Date shall be changed and converted into one fully paid and non-assessable share of the common stock of the Surviving Corporation, par value of $0.001 per share (the "SURVIVOR STOCK").

2.2 COMMON STOCK OF ABAKAN

Upon the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of Abakan, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled.

2.3 EXCHANGE OF CERTIFICATES

Each person who becomes entitled to receive any Survivor Stock by virtue of the Merger shall be entitled to receive from the Surviving Corporation a certificate or certificates representing the number of Survivor Stock to which such person is entitled as provided herein.

Exhibit 10

3. EFFECT OF THE MERGER

3.1 RIGHTS, PRIVILEGES, ETC.

On the Effective Date of the Merger, the Surviving Corporation, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of Abakan and Waste to Energy; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to each of Abakan and Waste to Energy on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in the Surviving Corporation without further act or deed, title to any real estate, or any interest therein vested in Abakan or Waste to Energy, shall not revert or in any way be impaired by reason of this merger; and all of the rights of creditors of Abakan and Waste to Energy shall be preserved unimpaired, and all liens upon the property of Abakan or Waste to Energy shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective corporations shall thenceforth remain with or be attached to, as the case may be, the Surviving Corporation and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

3.2 FURTHER ASSURANCES

From time to time, as and when required by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Abakan such deeds and other instruments, and there shall be taken or caused to be taken by it such further other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of Abakan and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Abakan or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

4. GENERAL

4.1 ABANDONMENT

Notwithstanding any approval of the Merger or this Agreement by the shareholders of Abakan Waste to Energy or both, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written agreement of Abakan and Waste to Energy.

4.2 AMENDMENT

At any time prior to the Effective Date, this Agreement may be amended or modified in writing by the board of directors of both Abakan and Waste for Energy.

4.3 GOVERNING LAW

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

Exhibit 10

4.4 COUNTERPARTS

In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

4.5 ELECTRONIC MEANS

Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date set forth above.

ABAKAN INC.

Per:./s/ Maria C. Maz
    Maria C. Maz
    President

WASTE TO ENERGY GROUP INC.

Per: /s Maria C. Maz
    Maria C. Maz
    Chief Executive Officer